JEROME J. DONNELLON

Certified Public Accountant

35 Twin Lakes Drive

Fairfield, Ohio 45015

513-874-3055

September 25, 2001

David A. Leytze, V.P.

Stemcell Global Research, Inc.

9978 Washington St.

Camp Dennison, Ohio 45111

Dear Mr. Leytze,

This letter is to acknowledge my resignation as primary accountant and auditor for Stemcell.  The State of Ohio simply has too many requirements for an accountant to act as auditor.  I cannot justify the time and the expense necessary to fulfill the requirements.

In resigning, I hereby state that I have no disagreements with management over any accounting issues regarding Stemcell for the two year period ending March 15, 2001, or since that date, and that I have reviewed and accept the 8-K that Stemcell must now file with the SEC.

Sincerely,

/s/ Jerome J. Donnellon

Jerome J. Donnellon